Exhibit 99.1
FOR IMMEDIATE RELEASE
Contact: Sridhar Ramasubbu
Wipro Limited
408-242-6285
Wipro Limited crosses $5 billion in Revenues; Delivers
Industry leading growth in IT Services
Results for the quarter and year ended March 31, 2009 under US GAAP
Bangalore, India and East Brunswick, New Jersey, USA – April 22, 2009 — Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its fourth fiscal quarter and year ended March 31, 2009.
Highlights
Results for the year ended March 31, 2009
➢	Total Revenue was Rs. 254.56 billion ($5.00 billion1), representing an increase of 29% over the same period last year

➢	Net Income was Rs. 34.42 billion ($677 million1), representing an increase of 7% over the same period last year

➢	Non-GAAP Adjusted Net income (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) was Rs. 37.66 billion ($740 million1), representing an increase of 17% over the same period last year

➢	IT Services Revenue in dollar terms was $4.3 billion, a YoY growth of 18.5% (growth of 22.3% in constant currency)

➢	IT Services Revenue was Rs.191.19 billion ($3.76 billion1), representing an increase of 31% over the same period last year

➢	IT Services Earnings Before Interest and Tax (EBIT) was Rs. 38.81 billion ($763 million1), representing an increase of 27% over the same period last year

➢	IT Services added 110 new clients during the year

➢	IT Products recorded a 36% growth in Revenues over the same period last year and EBIT grew by 40%

➢	Consumer Care and Lighting business Revenue grew 32% YoY and EBIT grew 25% YoY

➢	Our Board of Directors has recommended a final cash dividend of Rs. 4 per share/ADS ($0.08 per share/ADS1), subject to shareholder approval at the Annual General Meeting of shareholders scheduled for July 2009
Results for the quarter ended March 31, 2009
➢	IT Services Revenue in constant currency was $1,058 million, beating the guidance of $1,045 million

➢	Total Revenues were Rs. 65.46 billion ($1.29 billion1), representing an increase of 17% over the same period last year

➢	IT Services Revenue in dollar terms was $1,046 million, a sequential decline of 4.9% (decline of 3.8% on constant currency terms) and YoY growth of 1.4% (growth of 8.7% in constant currency).

➢	Net Income was Rs. 9.07 billion ($178 million1) on a GAAP basis, representing an increase of 4% over the same period last year

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on March 31, 2009, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York, which was US $1=Rs.50.87. However, the realized exchange rate in our IT Services business segment for the quarter ended March 31, 2009 was US$1=Rs. 47.11.

➢	Non-GAAP Adjusted Net income (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) was Rs. 9.64 billion ($190 million1), representing an increase of 10% over the same period last year

➢	IT Services Revenues were Rs. 49.28 billion ($969 million1), representing an increase of 20% over the same period last year

➢	IT Services Earnings Before Interest and Tax (EBIT) was Rs. 10.27 billion ($202 million1), representing an increase of 23% over the same period last year

➢	IT Services added 20 new clients in the quarter

➢	IT Products recorded a 27% growth in Revenues over the same period last year and EBIT grew by 15%

➢	Consumer Care and Lighting Revenue remained flat over the same period last year and EBIT grew 1%.
Performance for the Year ended March 31, 2009 and Outlook for our Quarter ending June 30, 2009
Azim Premji, Chairman of Wipro, commenting on the results said “2008-09 has been a landmark year for us. We did a major re-organization of our IT business at the beginning of the financial year. It has been a year of solid execution in a subdued environment resulting in industry leading growth. We have had good deal wins and generated robust pipeline. Revenues for the IT Services for the full year were $4.3 billion, a YoY growth of 18.5% on reported basis and 22.3% on constant currency. During the year, we focused our energies on executing meticulously. We re-architected the operating structures of all our businesses and adapted ourselves to the changing needs of environment.
We are confident that with our broad portfolio of services, our ability to execute and deliver value to the customer, coupled with increased focus on productivity, makes us well-positioned to emerge stronger than before. Looking ahead, for the quarter ending June 30, 2009, we expect Revenues from our IT Services business to be in the range of $1,009 to $1,025 million*.”
Suresh Senapaty, Chief Financial Officer of Wipro, said “The striking facet of our performance for quarter ended March 2009 was that we delivered on all operating parameters. We expanded our margins despite the headwinds of reduction in volumes and lower tailwind of Forex gains.”

*	Guidance is based on constant currency exchange rates, GBP/USD at 1.43, Euro/USD at 1.31, USD/INR at 50.25
Wipro Limited
Total Revenue for our year ended March 31, 2009 was Rs. 254.56 billion ($5.00 billion1), representing an increase of 29% over the same period last year. Net Income for our year ended March 31, 2009 was Rs. 34.42 billion ($677 million1), representing an increase of 7% over the same period last year. Net Income for our year ended March 31, 2009 on an Adjusted Non-GAAP basis (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) was Rs. 37.66 billion ($740 million1), representing an increase of 17% over the same period last year. Earnings Per Share for our year ended March 31, 2009 was Rs. 23.67 ($0.471), representing an increase of 6% over the same period last year. Non-GAAP Adjusted Earnings (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) per Share for our year ended March 31, 2009 was Rs. 25.90 ($0.511), representing an increase of 16% over the same period last year.
Total Revenue for our quarter ended March 31, 2009 was Rs. 65.46 billion ($1.29 billion1), representing an increase of 17% over the same period last year. Net Income for our quarter ended March 31, 2009 was Rs. 9.07 billion ($178 million1), representing an increase of 4% over the same period last year. Net Income for our quarter ended March 31, 2009 on an Adjusted Non-GAAP basis (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) was Rs. 9.6 billion ($190 million1), representing an increase of 10% over the same period last year. Earnings Per Share for our quarter ended March 31, 2009 were Rs. 6.23 ($0.121). Non-GAAP Adjusted Earnings (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) per Share for our quarter ended March 31, 2009 was Rs. 6.63 ($0.131), representing an increase of 9% over the same period last year.

Reconciliation between GAAP net income and non-GAAP adjusted net income (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) is provided in the table on page 8.
IT Services (75% of Total Revenue and 94% of Operating Income for our year ended March 31, 2009)
Our IT Services business segment recorded Revenue of Rs.191.19 billion2 ($3.76 billion1) for our year ended March 31, 2009, representing an increase of 31% over the same period last year. EBIT for this segment was Rs. 38.81 billion ($763 million1) for our year ended March 31, 2009, representing an increase of 27% over the same period last year.
The ratio of Operating Income to Revenue for this segment was 20.3% for our year ended March 31, 2009.
Our IT Services business segment recorded Revenue of Rs.49.28 billion2 ($969 million1) for our quarter ended March 31, 2009, representing an increase of 20% over the same period last year. EBIT for this segment was Rs. 10.27 billion ($202 million1) for our quarter ended March 31, 2009, representing an increase of 23% over the same period last year.
The ratio of Operating Income to Revenue for this segment was 20.8% for our quarter ended March 31, 2009, representing a YoY increase of 40 basis points.
We had 97,810 employees as of March 31, 2009, which included 74,986 employees in our IT Services business and 22,824 employees in our BPO business. This represents a net addition of 845 employees comprised of a decline of 401 in our IT Services business and an addition of 1,246 people in our BPO business for the quarter.
Even as the market conditions continued to pose challenges, Wipro saw the steady addition of customers across industries and geographies this quarter. During the quarter Wipro won a large strategic project from a leading Far Eastern airline to enhance their MRO Materials Management System. Wipro won a multi-million dollar engagement with a leading International Tobacco giant. As an Infrastructure Managed services partner, Wipro will support their single instance business critical global systems and the infrastructure on which they run.
We expanded our reach in Australia where Wipro was selected as the strategic partner by the University of Canberra to optimize and support the IT landscape and business processes of the University. Wipro was chosen as a partner based on its proven track record in delivering transformational services for its customers.
Friends Provident signed a multi-year contract with Wipro for the provision of IT Application Development and Support Services. The new contract will give Friends Provident greater flexibility and cost certainty through the use of an ‘outcome-based’, fixed price engagement model. The deal enables Friends Provident to procure discrete IT Services in variable quantities over the term.
In the Financial Services space, Wipro won a multi-year multi-million dollar deal spread over Data IT and BPO with one of the world’s leading Financial Services firm. The deal is geographically spread across the continents.
Our BPO business continued to gather momentum during the quarter. The division entered into a multi-year strategic relationship with ATCO I-Tek, a leading provider of IT and BPO services to the Utility Vertical in the Canadian marketplace to provide joint delivery of Customer Care Services and to pursue new opportunities in the Utility Business Process Outsourcing market.

[2]	IT Services business segment Revenue was Rs. 191.66 billion for the year ended March 31, 2009 under the Indian GAAP. The difference of Rs. 468 million ($9.2 million1) is primarily attributable to differences in accounting standards under Indian GAAP and US GAAP.

The Manufacturing and Healthcare segment saw significant traction during the quarter where a leading pharmaceutical manufacturer, with presence in over 100 countries engaged with us for a transformational program that is aimed at redesign and standardization of their global Supply Chain, Finance and Manufacturing business processes.
One of the leading manufacturers of elevators and escalators chose Wipro as its global strategic IT partner. Wipro will be involved in the design and rollout of customer’s strategic supply chain, HRMS, Finance and business intelligence projects in over 50 countries in next couple of years.
Our India & Middle East business also saw significant business traction. The quarter saw the largest win in the area of e-governance from ESIC – Employee State Insurance corporation, a deal valued at Rs.1,182 crores (6 and 1/2 year engagement) which will see Wipro modernizing and automating the entire healthcare benefits administration set up to deliver better services to millions of subscribers of ESIC. We won several large deals in the current quarter across market segments and Verticals including a large infrastructure roll out for BSNL, and a complete Oracle e-biz roll out including CRM implementation at a leading Telecom service provider in Bangladesh. Our Middle East business also saw some good momentum with a large win at a leading commercial bank in Bahrain for end to end risk management solutions.
Performance and Capital Efficiency (PACE)
The launch of PACE solutions in the last quarter saw the introduction of a suite of Service offerings to help customers move beyond basic survival and sustainability by lowering costs, improving service levels and operational efficiencies. Several customers from various industries engaged with us on PACE offerings like Wipro’s innovative Flex delivery model to take the total number of clients on this model to 34. A large Telecom company chose Wipro for a Server Virtualization and Data Migration engagement. The company opted from legacy platform to Windows platform project based on our strong value proposition like depth of service coverage, strong partnership with virtualization leader and certified professionals. Customers from the manufacturing industry sought our outcome based model, CIGMA (Center for Integrated Global Management of Applications), a 360 degree services capability for managing the application landscape for enterprises spread across the globe.
Awards and Recognition
Wipro continues to gain recognition from analysts for excellence, being cited as a Leader in The Forrester Wave: Global IT infrastructure Outsourcing, Q1 2009 (April 2009). The placement was “based on a sound current offering, good market presence, and an excellent strategy”. In another Forrester report titled The Forrester Wave: Information Security and IT Risk Consulting Q1 2009 (March 2009), Wipro was named a strong performer in both segments of the report. The report states that “Wipro has set itself apart from other offshore providers with its emphasis on security.”
Wipro also achieved ‘highest average rating’ among Indian Service Providers to provide value-added business process redesign and management by IDC in the report titled Competitive Analysis on Business Process Outsourcing Players in India, March 2009. The report stated that Wipro has been instrumental in defining the next-generation BPO services.
Wipro BPO was recognized as the Best New BPO Locator of the year at the International Information and Communications Technology (ICT) Awards, held recently in Manila, where various BPO companies were judged on the basis of size and growth in revenue and employees; quality, and diversity of international clients and evidence of quality, competence and management capabilities.
In recognition of our pursuit for excellence in Knowledge Management, Wipro has been inducted into the elite Global MAKE Hall of Fame for the second year in a row. Wipro was earlier the proud recipient of 2008 Asian and Indian MAKE Awards. Wipro’s KM Initiative has also been presented in several national and international forums.
Wipro has been rated India’s number one Green Brand and among the Top 5 Global Green brands in the world by Greenpeace’s “Guide to Greener Electronics” ranking

IT Products (13% of Total Revenue and 3% of Operating Income for our year ended March 31, 2009)
Our IT Products segment recorded Revenue of Rs. 33.42 billion ($657 million1) for our year ended March 31, 2009, representing an increase of 36% over the same period last year. EBIT for this segment was Rs. 1.22 billion ($24 million1) for our year ended March 31, 2009, representing an increase of 40% over the same period last year.
The ratio of Operating Income to Revenue for this segment was 3.6% for our year ended March 31, 2009, representing an increase of 10 basis points YoY.
Our IT Products segment recorded Revenue of Rs. 9.18 billion ($180 million1) for our quarter ended March 31, 2009, representing an increase of 27% over the same period last year. EBIT for this segment was Rs. 371 million ($7 million1) for our quarter ended March 31, 2009, representing an increase of 15% over the same period last year.
The ratio of Operating Income to Revenue for this segment was 4% for our quarter ended March 31, 2009.
Return on Average Capital Employed (ROCE) for our IT Services and Products segment was 36% for our year ended March 31, 2009, compared to 39% for the same period last year.
Consumer Care and Lighting (8% of Total Revenue and 6% of Operating Income for our year ended March 31, 2009)
Our Consumer Care and Lighting business segment recorded Revenue of Rs. 19.24 billion ($378 million1) for our year ended March 31, 2009, representing an increase of 32% over the same period last year. EBIT for this segment was Rs. 2.29 billion ($45 million1) for our year ended March 31, 2009, representing an increase of 25% over the same period last year.
Our Operating Income to Revenue for this segment was 11.9% for our year ended March 31, 2009. ROCE for this segment was 12% for our year ended March 31, 2009, compared to 16% for the same period last year.
Our Consumer Care and Lighting business segment recorded Revenue of Rs. 4.80 billion ($94 million1) for our quarter ended March 31, 2009. EBIT for this segment was Rs. 620 million ($12 million1) for our quarter ended March 31, 2009, representing an increase of 1% over the same period last year.
Our results for the year ended March 31, 2009, computed under Indian GAAP and US GAAP, along with our individual business segment reports, are available in the Investor Relations section of our website at www.wipro.com.
Quarterly Conference Calls
We will hold conference calls today at 02:00 p.m. Indian Standard Time (04:30 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (9:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: Sridhar.ramasubbu@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM

Level 5 certified IT Services Company globally. Wipro’s Global IT Services business was recently assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India, offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADSs are listed on the New York Stock Exchange, and its equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in
Forward-looking and Cautionary Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts but instead represent only our beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside our control. As a result, our actual results and financial condition may differ materially from the anticipated results and financial condition indicated in such forward-looking statements, which include, but are not limited to, statements regarding out ability to execute and deliver value to our customers, statements regarding the extent to which we are positioned to emerge stronger than before, and statements regarding our financial performance during our next fiscal quarter. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
# # #
(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions, except share data)

	As of March 31,
	2008		2009	2009
				Convenience
				translation
				into US$

	(unaudited)		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	39,270	49,117	$966
Short-term Investments		14,808	16,180	318
Accounts receivable, net of allowances		38,908	46,217	909
Unbilled Revenue		8,305	13,843	272
Inventories		7,172	8,686	171
Deferred income taxes		790	3,639	72
Other current assets		19,092	27,040	532

Total current assets		128,345	164,722	3,238
Property, plant and equipment, net		39,822	49,862	980
Investments in affiliates		1,343	1,670	33
Investments securities		355	338	7
Deferred income taxes		—	169	3
Intangible assets, net		12,480	17,604	346
Goodwill		38,943	49,502	973
Other assets		3,214	6,681	131

Total assets	Rs.	224,502	290,548	$5,712

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings from banks	Rs.	28,804	36,472	$717
Current portion of long-term debt		406	235	5
Current portion of obligations under capital leases		323	504	10
Accounts payable		13,082	18,017	354
Accrued expenses		8,110	14,452	284
Accrued employee costs		5,160	7,035	138
Advances from customers		2,136	3,127	61
Unearned Revenue		4,162	6,918	136
Other current liabilities		12,519	25,808	507

Total current liabilities		74,702	112,568	2,213
Long-term debt, excluding current portion		14,522	18,681	367
Obligations under capital leases, excluding current portion		701	914	18
Deferred income taxes		2,098	4,023	79
Other liabilities		3,011	3,945	78

Total Liabilities		95,034	140,131	2,755

Minority interest		114	235	5
Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; Issued and outstanding: 1,461,453,320 and 1,464,980,746 shares as of March 31, 2008 and 2009		2,923	2,930	58
Additonal paid-in capital		26,441	29,025	571
Accumulated other comprehensive income		(1,076)	(9,873)	(194)
Retained earnings		101,066	128,642	2,529
Equity Shares held by a controlled Trust:		—	(542)	(11)
7,961,760 and 8,930,563 shares as of March 31, 2008 and 2009

Total stockholders’s equity		129,354	150,182	2,952

Total liabilities and Stockholder’s equity	Rs.	224,502	290,548	$5,712

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

	Three months ended March 31,					Year ended March 31,
	2008		2009		2009	2008		2009		2009
					Convenience					Convenience
					translation					translation
					into US$					into US$

	(unaudited)		(unaudited)		(unaudited)	(unaudited)		(unaudited)		(unaudited)
Revenues	Rs.	55,954	Rs.	65,460	$1,287	Rs.	197,428	Rs.	254,564	$5,004

Cost of Revenues		39,385		45,600	896		139,236		178,176	3,503

Gross Profit		16,569		19,860	390		58,192		76,388	1,502

Operating Expenses:
Selling and marketing expenses		(4,223)		(4,324)	(85)		(13,807)		(17,762)	(349)
General and administrative expenses		(3,231)		(3,689)	(73)		(10,820)		(14,696)	(289)
Amortization of intangible assets		(192)		(404)	(8)		(616)		(1,488)	(29)
Foreign exchange gains / (losses), net		750		(736)	(14)		125		(1,596)	(31)
Others, net		114		141	3		640		544	11

Operating Income		9,787		10,848	213		33,714		41,390	814

Other income, net		(22)		(379)	(7)		2,167		(1,816)	(36)
Equity in earnings/(losses) of affiliates		100		35	1		257		362	7

Income before income taxes and minority interest		9,865		10,504	206		36,138		39,936	785

Income taxes		(1,095)		(1,382)	(27)		(3,873)		(5,422)	(107)
Minority interest		(16)		(49)	(1)		(24)		(99)	(2)

Net income	Rs.	8,754	Rs.	9,073	$178		32,241		34,415	677

Earnings per equity share
Basic
Net income		6.03		6.23	0.12		22.23		23.67	0.47
Diluted
Net income		6.02		6.23	0.12		22.16		23.63	0.46
Weighted average number of equity shares used in computing earnings per equity share:
Basic		1,451,815,292		1,455,333,151			1,450,604,615		1,454,010,222
Diluted		1,454,495,355		1,456,171,663			1,454,780,607		1,456,290,715

Additional Information
Segment Revenue
IT Services		41,046		49,282	969		146,260		191,193	3,758
IT Products		7,225		9,178	180		24,619		33,424	657
IT Services & Products		48,271		58,460	1,149		170,879		224,617	4,416
Consumer Care and Lighting		4,804		4,804	94		14,619		19,243	378
Others		2,879		2,196	43		11,930		10,704	210
Total		55,954		65,460	1,287		197,428		254,564	5,004
Operating Income
IT Services		8,356		10,270	202		30,488		38,810	763
IT Products		324		371	7		869		1,218	24
IT Services & Products		8,680		10,641	209		31,357		40,028	787
Consumer Care and Lighting		615		620	12		1,842		2,294	45
Others		493		(413)	(8)		515		(932)	(18)
Total		9,787		10,848	213		33,714		41,390	814

Reconciliation of Non-GAAP adjusted net income to comparable net income

Net Income as per GAAP	Rs.	8,754	Rs.	9,073	$178	Rs.	32,241	Rs.	34,415	$677

Adjustments :
Translation loss on foreign currency loan and changes in fair value of cross currency swap		—		551	11		—		3,044	60
Fringe benefit tax		38		22	0		81		197	4

Non-GAAP adjusted net Income	Rs.	8,792	Rs.	9,646	$190	Rs.	32,322	Rs.	37,656	$740